Contact

www.linkedin.com/in/adriangillette
(LinkedIn)

Top Skills

Flex
Management Consulting
Web Services

Adrian Gillette
Co-founder at LocalBuzz
San Francisco Bay Area

Summary

The co-founder of LocalBuzz, a video sharing platform that captures what's happening around us. Think TikTok for local discovery, where every video helps reignite your curiosity and sense of discovery for local communities. A Founder Institue graduate of the SF chapter.

Front-end polyglot technologist with a wealth of experience in building tailored solutions for companies like American Express, Silver Spring Networks, Proteus Digital Health, Cadreon, and Personal Capital.

_____

Experience

LocalBuzz
Co-Founder
February 2017 - Present (5 years 7 months)

Your go-to place to explore, discover, and experience what's happening and celebrate all that is your local community. Launched at the Founder Institute.

Independant Consultant
Front-end web consultant
July 2007 - Present (15 years 2 months)

I provide consulting services for user-facing web development projects.
My services include technical training, front-end architecture planning, and application programming.

Rave Relay
Founder
January 2016 - December 2016 (1 year)
San Francisco Bay Area

Founder and developer of the concept behind Rave Relay, a mobile app for creating topical conversations to share with friends, family, classmates, and coworkers.

Personal Capital
Technical Lead
September 2010 - February 2014 (3 years 6 months)
Redwood City

Led the effort in building version 1 of financial web application with Flex/AS3
technologies, and then successfully transitioned the team and application to
html/js
Well-versed in the following html/js technologies: backbone.js, express.js,
require, SASS, raphael.js, mocha.js, bootstrap, modernizr, jquery, and GIT
Experienced in working with Angular.js, node.js and selenium
Effective in dealing with the intricacies of compatibility across all browsers,
including IE8
Contributed key infrastructure functionality and feature modules to our single
page application.

Eveo
Senior Flex Engineer
2008 - 2009 (1 year)

Worked to ensure successful completion of tight project deliverables by
identifying, mentoring, and leading a team of seven Flex developers
Technical liaison to sales, creative and other project stakeholders across
multiple project engagements.
Fostered greater team collaboration and cohesiveness by encouraging direct
communication and effective use of documentation.
Worked towards ensuring technical soundness and consistency of project
deliverables through training and standardization of programming modules and
interfaces.

Intel Corporation
Graduate Intern: Technology Marketing Engineer
May 2005 - August 2005 (4 months)
Organized and managed two teams for developing technical white papers
that are being used to position Intel-based solutions for various market
segments. Recruited and worked with experts from international partnering
companies and various Intel groups.
Improved lead tracking management processes by researching, evaluating
and recommending new methodologies to improve lead retention. The
recommendation is expected to increase sales revenues by $6 million.
Researched and presented a competitive analysis of the technological trends
in the communication and embedded markets.

Arizona State University
Technology Support Analyst
April 2001 - August 2004 (3 years 5 months)

Developed a courseware management and delivery system for the MBA Online and Corporate programs. The combined programs generated $9.5 million in revenues in the third year of operation from 150 enrolled students.
Led a web team to redesign and restructure the MBA website to coincide with the new marketing campaign.
Conducted focus sessions to measure student satisfaction and identify areas for improvement. Also led efforts to implement process controls to increase product development effectiveness by 20% and to ensure on-time product delivery.

Expius, Inc.
Project Manager
March 1999 - October 2000 (1 year 8 months)

Managed a portfolio of projects ranging from networking to ecommerce, with a total value of more than $5 million.
Led a team to develop a knowledge-base application that helped increase troubleshooting efficiency for field technicians, resulted in a savings of 30% for client service expenses.

Boeing
Programmer
February 1998 - February 1999 (1 year 1 month)

Designed and built an in-house content management system that resulted in a productivity increase of 30%.
Led a team of software developers to modernize a software training system. The new system eliminated all software errors, increased program functionality, and reduced development costs by $500,000 per training module.

Education

Thunderbird, The Garvin School of International Management
MBA · (2004 - 2006)

Arizona State University
Bachelor of Science (BS), Industrial Engineering · (1991 - 1996)